EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Quarter Ended March 30, 2008

(Thousands of Dollars)

Earnings available for fixed charges:
Net earnings	37,470
Add:
Fixed charges	14,657
Income taxes	18,200
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Total	70,327
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Fixed charges:
Interest expense	11,428
Rental expense representative
of interest factor	3,229
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Total	14,657
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Ratio of earnings to fixed charges	4.80
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